ArcelorMittal reports third quarter 2018 and nine months 2018 results

Luxembourg, November 1, 2018 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2018.

Highlights:
•	Health and safety: LTIF rate of 0.62x in 3Q 2018 as compared to 0.71x in 2Q 2018 and 0.67x in 3Q 2017
•	Operating income in 3Q 2018 decreased to $1.6 billion (which includes $0.5 billion impairment primarily related to the Ilva remedy assets sale) as compared to $2.4 billion in 2Q 2018, 26.9% higher YoY
•	EBITDA of $2.7 billion in 3Q 2018, 11.2% lower as compared to $3.1 billion in 2Q 2018, primarily reflecting lower steel shipments (-5.5%) and the negative impact from hyperinflation accounting in Argentina ($0.1 billion); 3Q 2018 EBITDA up 41.8% YoY
•	Net income of $0.9 billion in 3Q 2018 as compared to $1.9 billion in 2Q 2018 and $1.2 billion in 3Q 2017
•	Crude steel production of 23.3Mt in 3Q 2018, up 0.5% vs. 2Q 2018 and down 1.4% vs. 3Q 2017
•	Steel shipments of 20.5Mt in 3Q 2018, down 5.5% vs. 2Q 2018 and down 5.4% vs. 3Q 2017
•	3Q 2018 iron ore shipments of 14.2Mt (-5.6% YoY), of which 8.5Mt shipped at market prices (-6.1% YoY)
•	Gross debt of $13.0 billion as of September 30, 2018. Net debt as of September 30, 2018 stable at $10.5 billion as compared to June 30, 2018 despite further working capital investment of $1.7 billion; net debt is $1.5 billion lower when compared to net debt as of September 30, 2017

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Sales	18,522	19,998	17,639	57,706	50,969
Operating income	1,567	2,361	1,234	5,497	4,200
Net income attributable to equity holders of the parent	899	1,865	1,205	3,956	3,529
Basic earnings per share (US$)[2]	0.89	1.84	1.18	3.89	3.46

Operating income/ tonne (US$/t)	76	109	57	86	65
EBITDA	2,729	3,073	1,924	8,314	6,267
EBITDA/ tonne (US$/t)	133	141	89	131	98
Steel-only EBITDA/ tonne (US$/t)	119	127	73	116	80

Crude steel production (Mt)	23.3	23.2	23.6	69.8	70.4
Steel shipments (Mt)	20.5	21.8	21.7	63.6	64.2
Own iron ore production (Mt)	14.5	14.5	14.2	43.5	42.9
Iron ore shipped at market price (Mt)	8.5	10.0	9.1	27.7	27.2

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“As anticipated market conditions in the third quarter remained favourable, resulting in significantly improved EBITDA for the first nine months compared with 2017. We continue to see robust real demand and healthy utilization rates across all steel segments.

“We continue to make good progress with the implementation of our Action 2020 plan, which will improve the performance of our existing business and targets further growth in higher added value products. We are also expanding our business through the execution of a targeted and disciplined strategy to create long-term value. Within 6 months of taking ownership of Votorantim we have captured a significant amount of synergies, and have strengthened our long steel business in Brazil. We are confident we will be similarly successful in integrating and delivering rapid improvement at Ilva, Europe’s single largest integrated steel-making facility, which completed today. And in India, we have recently been named the successful bidder for Essar Steel which provides a unique opportunity to establish a meaningful production presence in the world’s fastest growing steel-market.

“The progress the industry and our Company has made is significant but we remain cognizant of the challenges, including continued global overcapacity, and we remain concerned with the high level of imports in various markets. We continue to prioritize net debt reduction and a strong balance sheet to ensure we can prosper in all market conditions.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 0.62x in the third quarter of 2018 (“3Q 2018”) as compared to 0.71x for the second quarter of 2018 (“2Q 2018”) and 0.67x for the third quarter of 2017 (“3Q 2017”).

Health and safety performance improved to 0.66x in the first nine months of 2018 (“9M 2018”) as compared to 0.74x for the first nine months of 2017 (“9M 2017”).

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Mining	0.63	0.62	1.05	0.59	0.75
NAFTA	0.56	0.64	0.57	0.56	0.69
Brazil	0.39	0.35	0.45	0.39	0.42
Europe	0.76	1.02	0.79	0.88	1.05
ACIS	0.61	0.52	0.42	0.63	0.49
Total Steel	0.62	0.72	0.60	0.68	0.74
Total (Steel and Mining)	0.62	0.71	0.67	0.66	0.74

Key sustainable development highlights for 3Q 2018:

•	Our safety video, titled "We choose the safest way", won a gold medal at The Cannes Corporate Media & TV Awards in France in September 2018. The innovative film had been made to mark ArcelorMittal’s annual Health and Safety Day in April this year. https://corporate.arcelormittal.com/news-and-media/multimedia-gallery/video-gallery#we-choose-the-safest-way

•	ArcelorMittal won two Steelie Awards at the Annual Dinner of the World Steel Association (worldsteel) on October 16, 2018.
◦	ArcelorMittal Brazil, won the Steelie Award in the ‘Excellence in Sustainability’ category for its water master plan which reduced the Company's water intake by more than 6,000,000 m3 /year, despite a 17% increase in production.
◦	The Company also won the Steelie in the ‘Excellence in Life Cycle Assessment’ category for its Steligence® concept. Steligence® goes beyond relying on steel’s excellent recycling credentials and low embedded carbon content to earn a construction project its sustainability designation. It offers developers, architects, engineers and contractors a whole new way of thinking about construction – life cycle assessment – to enable them to build a truly circular economy.

•	The inaugural ResponsibleSteel™ Forum, held in Berlin on October 15, 2018, attracted over 80 delegates. Leading businesses from steel, mining, automotive and other sectors met with social, environmental, and policy organisations to debate key issues relating to the responsible sourcing and production of steel. As a founding member of ResponsibleSteel™, ArcelorMittal is proud to be taking the lead in developing the world’s first multi-stakeholder sustainability certification program for the global steel sector.

Analysis of results for the nine months ended September 30, 2018 versus results for the nine months ended September 30, 2017

Total steel shipments for 9M 2018 were 63.6 million metric tonnes representing a decrease of 1.0% as compared to 9M 2017, primarily due to lower steel shipments in ACIS (-7.8%) offset in part by improvement in Brazil (+8.0%), NAFTA (+1.1%) and Europe (+0.4%).

Sales for 9M 2018 increased by 13.2% to $57.7 billion as compared with $51.0 billion for 9M 2017, primarily due to higher average steel selling prices (+15.3%) offset in part by lower steel shipments (-1.0%).

Depreciation of $2.1 billion for 9M 2018 was higher as compared with $2.0 billion in 9M 2017. FY 2018 depreciation is expected to be approximately $2.9 billion (based on current exchange rates).

Impairment charges for 9M 2018 were $595 million primarily related to the remedy asset sales for the Ilva acquisition and $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition3. Impairment charges for 9M 2017 were $46 million in South Africa.

Exceptional charges for 9M 2018 were $146 million related to a provision taken in 1Q 2018 in respect of a litigation case that was settled in 3Q 20184. Exceptional charges for 9M 2017 were nil.

Operating income for 9M 2018 was higher at $5.5 billion as compared to $4.2 billion in 9M 2017 driven by improved operating conditions. Operating results for 9M 2018 and 9M 2017 were impacted by impairment and exceptional charges as discussed above.

Income from associates, joint ventures and other investments for 9M 2018 was $425 million as compared to $323 million for 9M 2017. Income from associates, joint ventures and other investments in 9M 2018 increased primarily on account of improved performance of a Chinese investee and higher annual dividend income from Erdemir of $87 million as compared to $45 million in 9M 2017. 9M 2018 includes $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018. Upon closing of the transaction, the charge is expected to be offset by currency translation gains. 9M 2017 includes a gain from disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership5 ($133 million), offset in part by a loss on dilution of the Company’s stake in China Oriental6 and the recycling of cumulative foreign exchange translation losses incurred in connection with the disposal of the 50% stake in Kalagadi7 ($187 million).

Net interest expense was lower at $475 million for 9M 2018, as compared to $635 million for 9M 2017, driven by debt repayment and lower cost of debt. The Company expects full year 2018 net interest expense of approximately $0.6 billion reflecting the benefits of liability management exercises completed in 2017 and 2018.

Foreign exchange and other net financing losses were $1.0 billion for 9M 2018 as compared to gains of $0.2 billion for 9M 2017. Foreign exchange losses for 9M 2018 were $227 million primarily related to the effect of the depreciation of the U.S. dollar in 1Q 2018 against the euro on the Company's euro denominated debt8 as compared to foreign exchange gains of $463 million in 9M 2017, primarily related to the effect of the depreciation of the U.S. dollar against the euro on the Company's euro denominated deferred tax assets and euro denominated debt. 9M 2018 includes non-cash mark-to-market losses related to mandatory convertible bond call option totalling $0.1 billion as compared to gains of $0.6 billion in 9M 2017. 9M 2018 includes $0.1 billion premium expense on the early redemption of bonds as compared to $0.4 billion in 9M 2017.

ArcelorMittal recorded an income tax expense of $362 million for 9M 2018 as compared to $551 million for 9M 2017. The current tax expense of $730 million for 9M 2018 as compared to $449 million for 9M 2017 is primarily driven by the higher results in a number of countries. The deferred tax benefit of $368 million in 9M 2018 as compared with a deferred tax expense of $102 million for 9M 2017 is the result of recording in 9M 2018 a deferred tax asset primarily due to the expectation of higher future profits mainly in Luxembourg, following the share capital conversion.

ArcelorMittal’s net income for 9M 2018 was $4.0 billion, or $3.89 basic earnings per share, as compared to a net income in 9M 2017 of $3.5 billion, or $3.46 basic earnings per share.

Analysis of results for 3Q 2018 versus 2Q 2018 and 3Q 2017

Total steel shipments in 3Q 2018 were 5.5% lower at 20.5Mt as compared with 21.8Mt for 2Q 2018 primarily due to lower steel shipments in Europe (-7.7%), NAFTA (-5.0%) and ACIS (-2.3%) offset in part by an improvement in Brazil (+9.4%).

Total steel shipments in 3Q 2018 were 5.4% lower as compared with 21.7Mt for 3Q 2017 primarily due to 11.2% lower steel shipments in ACIS (primarily in Ukraine and Kazakhstan), Europe (down -4.0% mainly due to operational issues in France and slower ramp up following blast furnace reline in Poland) and NAFTA (-2.5%), offset in part by higher shipments in Brazil (+5.4%).

Sales in 3Q 2018 were $18.5 billion as compared to $20.0 billion for 2Q 2018 and $17.6 billion for 3Q 2017. Sales in 3Q 2018 were 7.4% lower as compared to 2Q 2018 primarily due to lower steel shipments (-5.5%), lower average steel selling prices (-0.7%) and lower market-priced iron ore shipments (-14.4%). Sales in 3Q 2018 were 5.0% higher as compared to 3Q 2017 primarily due to higher average steel selling prices (+12.8%) offset by lower steel shipments (-5.4%), lower market-priced iron ore shipments (-6.1%) and lower seaborne iron ore reference prices (-6.2%).

Depreciation for 3Q 2018 was lower at $653 million as compared to $712 million for 2Q 2018 and $690 million in 3Q 2017 primarily due to the appreciation of the US dollar against the Euro and the reduction of depreciation due to the reclassification of Ilva remedies recorded as assets held for sale beginning May 2018.

Impairment charges for 3Q 2018 were $509 million primarily related to remedy asset sales for the Ilva acquisition. Impairment charges for 2Q 2018 and 3Q 2017 were nil.

Operating income for 3Q 2018 was $1.6 billion as compared to $2.4 billion in 2Q 2018 and $1.2 billion in 3Q 2017. Operating results for 3Q 2018 were impacted by impairment charges as discussed above.

Income from associates, joint ventures and other investments for 3Q 2018 was $183 million as compared to $30 million for 2Q 2018. 2Q 2018 was negatively impacted by a $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018. Upon closing of the transaction, the charge is expected to be offset by currency translation gains. Income from associates, joint ventures and other investments for 3Q 2017 of $117 million includes the recycling of the cumulative foreign exchange translation losses in connection with the disposal of the 50% stake in Kalagadi ($187 million) offset by a gain on disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($133 million).

Net interest expense in 3Q 2018 was $152 million as compared to $159 million in 2Q 2018 and $205 million in 3Q 2017. Net interest expense was lower in 3Q 2018 as compared to 3Q 2017, primarily due to debt repayments and lower cost of debt.

Foreign exchange and other net financing losses in 3Q 2018 were $475 million as compared to losses of $390 million for 2Q 2018 and gains of $132 million in 3Q 2017. Foreign exchange gain for 3Q 2018 was $9 million as compared to a loss of $309 million in 2Q 2018 and a gain of $181 million in 3Q 20178. 3Q 2018 includes non-cash mark-to-market losses of $114 million related to the mandatory convertible bonds call option as compared to gains of $91 million in 2Q 2018 and $327 million in 3Q 2017. 3Q 2018 and 3Q 2017 also include premium expenses on the early redemption of bonds of $0.1 billion and $0.2 billion, respectively.

ArcelorMittal recorded an income tax expense of $178 million for 3Q 2018 as compared to an income tax benefit of $19 million for 2Q 2018 and an income tax expense of $71 million in 3Q 2017. The tax benefit of 2Q 2018 is the result of recording a deferred tax asset primarily due to expectation of higher future profits mainly in Luxembourg, following the share capital conversion.

ArcelorMittal recorded a net income for 3Q 2018 of $899 million, or $0.89 basic earnings per share, as compared to a net income for 2Q 2018 of $1.9 billion, or $1.84 basic earnings per share, and a net income for 3Q 2017 of $1.2 billion, or $1.18 basic earnings per share.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Sales	5,367	5,356	4,636	15,475	13,701
Operating income	612	660	256	1,580	1,030
Depreciation	(132)	(131)	(125)	(395)	(381)
EBITDA	744	791	381	1,975	1,411
Crude steel production (kt)	5,723	5,946	5,904	17,533	17,882
Steel shipments (kt)	5,512	5,803	5,655	16,874	16,684
Average steel selling price (US$/t)	896	853	741	843	740

NAFTA segment crude steel production decreased by 3.8% to 5.7Mt in 3Q 2018 as compared to 5.9Mt in 2Q 2018.

Steel shipments in 3Q 2018 decreased by 5.0% to 5.5Mt as compared to 5.8Mt in 2Q 2018. Shipments were lower primarily due to weak market conditions in the US.

Sales in 3Q 2018 were stable at $5.4 billion as compared to 2Q 2018, primarily due to higher average steel selling prices +5.0% (for flat products +4.3% and long products +5.2%) offset by lower steel shipment volumes as discussed above.

Operating income in 3Q 2018 of $612 million was lower as compared to $660 million in 2Q 2018 and higher as compared to $256 million in 3Q 2017.

EBITDA in 3Q 2018 decreased by 6.0% to $744 million as compared to $791 million in 2Q 2018 primarily due to lower steel shipment volumes offset in part by a positive price-cost effect. EBITDA in 3Q 2018 increased by 95.2% as compared to $381 million in 3Q 2017 primarily due to a significant positive price-cost impact.

Brazil

(USDm) unless otherwise shown	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Sales	2,103	2,191	2,059	6,282	5,503
Operating income	374	369	128	958	431
Depreciation	(71)	(74)	(74)	(214)	(218)
Impairment	—	—	—	(86)	—
EBITDA	445	443	202	1,258	649
Crude steel production (kt)	3,158	3,114	2,797	9,073	8,221
Steel shipments (kt)	3,097	2,831	2,940	8,411	7,788
Average steel selling price (US$/t)	714	728	651	730	660

Brazil segment crude steel production increased by 1.4% to 3.2Mt in 3Q 2018 as compared to 3.1Mt in 2Q 2018.

Steel shipments in 3Q 2018 increased by 9.4% to 3.1Mt as compared to 2.8Mt in 2Q 2018, driven by improved domestic demand and higher export volumes in both flat and long products. 2Q 2018 steel shipments were adversely impacted by a nationwide truck strike (0.1Mt).

Sales in 3Q 2018 decreased by 4.0% to $2.1 billion as compared to $2.2 billion in 2Q 2018, due to lower average steel selling prices (-2.0%) and negative impact from hyperinflation accounting in Argentina, offset in part by higher steel shipments (+9.4%).

Operating income in 3Q 2018 was slightly higher at $374 million as compared to $369 million in 2Q 2018 and higher than $128 million in 3Q 2017.

EBITDA in 3Q 2018 was stable at $445 million as compared to $443 million in 2Q 2018 with the benefit of higher shipment volumes offset by the impact of hyperinflation accounting in Argentina ($0.1 billion) and forex headwinds. EBITDA in 3Q 2018 was 120.2% higher as compared to $202 million in 3Q 2017 primarily due to a positive price-cost effect driven by improved market demand.

Europe

(USDm) unless otherwise shown	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Sales	9,559	10,527	9,196	30,727	26,598
Operating income	100	853	546	1,533	1,834
Depreciation	(262)	(292)	(302)	(872)	(865)
Impairment	(509)	—	—	(509)	—
Exceptional charges	—	—	—	(146)	—
EBITDA	871	1,145	848	3,060	2,699
Crude steel production (kt)	10,841	11,026	11,248	33,113	33,457
Steel shipments (kt)	9,709	10,516	10,116	30,922	30,790
Average steel selling price (US$/t)	776	800	723	793	690

Europe segment crude steel production decreased by 1.7% to 10.8Mt in 3Q 2018 as compared to 11.0Mt in 2Q 2018 primarily impacted by a power outage in ArcelorMittal Méditerranée (Fos-sur-Mer, France), and a slower ramp up following a blast furnace repair in Poland.

Steel shipments in 3Q 2018 decreased by 7.7% to 9.7Mt as compared to 10.5Mt in 2Q 2018, primarily on account of a seasonal slowdown and operational disruptions mentioned above.

Sales in 3Q 2018 were $9.6 billion, 9.2% lower as compared to $10.5 billion in 2Q 2018, with lower steel shipments, as discussed above, and 3.0% lower average steel selling prices (broadly stable in local euro currency).

Operating income in 3Q 2018 was lower at $100 million as compared to $853 million in 2Q 2018 and $546 million in 3Q 2017. Operating income in 3Q 2018 was impacted by a $509 million impairment expense primarily related to remedy asset sales for Ilva acquisition.

EBITDA in 3Q 2018 decreased by 23.9% to $871 million as compared to $1,145 million in 2Q 2018 primarily due to lower steel shipment volumes and foreign exchange translation impact. EBITDA in 3Q 2018 improved by 2.7% as compared to 3Q 2017 primarily due to positive price-cost effect offset in part by lower steel shipments (-4.0%).

ACIS

(USDm) unless otherwise shown	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Sales	1,989	2,129	1,941	6,198	5,582
Operating income	371	312	159	973	326
Depreciation	(76)	(85)	(80)	(234)	(232)
Impairment	—	—	—	—	(46)
EBITDA	447	397	239	1,207	604
Crude steel production (kt)	3,560	3,087	3,669	10,047	10,846
Steel shipments (kt)	2,986	3,057	3,362	9,072	9,840
Average steel selling price (US$/t)	597	621	515	609	505

ACIS segment crude steel production in 3Q 2018 increased by 15.3% to 3.6Mt as compared to 3.1Mt in 2Q 2018 primarily due to recovery in Ukraine following operational issues impacting 2Q 2018 production.

Steel shipments in 3Q 2018 decreased by 2.3% to 3.0Mt as compared to 3.1Mt in 2Q 2018, primarily due to lower steel shipments in Kazakhstan and South Africa.

Sales in 3Q 2018 decreased by 6.6% to $2.0 billion as compared to $2.1 billion in 2Q 2018 primarily due to lower average steel selling prices (down 4.0% primarily impacted by the devaluation of the South African rand) and lower steel shipments (-2.3%).

Operating income in 3Q 2018 was higher at $371 million as compared to $312 million in 2Q 2018 and $159 million in 3Q 2017.

EBITDA in 3Q 2018 increased by 12.8% to $447 million as compared to $397 million in 2Q 2018 primarily due to a positive price-cost effect. EBITDA in 3Q 2018 was significantly higher as compared to $239 million in 3Q 2017, primarily due to a positive price-cost effect offset in part by lower steel shipments (-11.2%).

Mining

(USDm) unless otherwise shown	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Sales	1,008	1,065	1,029	3,097	3,074
Operating income	179	198	238	619	832
Depreciation	(102)	(107)	(103)	(316)	(308)
EBITDA	281	305	341	935	1,140

Own iron ore production (a) (Mt)	14.5	14.5	14.2	43.5	42.9
Iron ore shipped externally and internally at market price (b) (Mt)	8.5	10.0	9.1	27.7	27.2
Iron ore shipment - cost plus basis (Mt)	5.6	4.6	5.9	14.9	16.4
Own coal production (a) (Mt)	1.5	1.6	1.5	4.6	4.8
Coal shipped externally and internally at market price (b) (Mt)	0.7	0.7	0.6	1.8	2.2
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.9	2.7	2.7

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 3Q 2018 was stable at 14.5Mt as compared to 2Q 2018, due to lower volumes in Liberia on account of heavy rains offset by higher production at Ukraine. Own iron ore production in 3Q 2018 increased by 1.6% as compared to 3Q 2017 primarily due to higher production in Liberia and Ukraine offset in part by lower production in Kazakhstan and Mexico. Own iron ore production for 9M 2018 increased by 1.4% primarily due to Liberia (which remains on track to produce approximately 5Mt in 2018), offset in part by lower production in AMMC9 (lower yield from a new mix of ore bodies following pit wall instability issue which first occurred in 4Q 2017).

Market-priced iron ore shipments in 3Q 2018 decreased by 14.4% to 8.5Mt as compared to 10.0Mt in 2Q 2018, primarily driven by lower market-priced iron ore shipments in Ukraine primarily due to logistical constraints, AMMC (lower available inventory following the pit wall instability issue that first occurred in 4Q 2017) and Liberia (additional handling/logistic constraints for the new Gangra product during the wet season). Due to these revised expectations at Liberia and AMMC, market-priced iron ore shipments are now expected to grow by approximately 5% in 2018 as compared to 2017 (down from the previous guidance of 10% year-on-year growth). Market-priced iron ore shipments in 3Q 2018 decreased by 6.1% as compared to 3Q 2017 driven by lower shipments in AMMC, Brazil and Mexico offset in part by higher shipments in Liberia and Ukraine.

Own coal production in 3Q 2018 decreased by 6.2% to 1.5Mt as compared to 2Q 2018 primarily due to lower Princeton (US) mines production. Own coal production in 3Q 2018 decreased by 0.7% as compared to 3Q 2017 primarily due to lower production at Princeton offset in part by higher production at Kazakhstan.

Market-priced coal shipments in 3Q 2018 were stable at 0.7Mt as compared to 2Q 2018. Market-priced coal shipments in 3Q 2018 increased by 13.4% as compared to 3Q 2017 primarily due to increased shipments at Kazakhstan.

Operating income in 3Q 2018 decreased to $179 million as compared to $198 million in 2Q 2018 and $238 million in 3Q 2017.

EBITDA in 3Q 2018 decreased by 8.1% to $281 million as compared to $305 million in 2Q 2018, primarily due to the impact of lower market-priced iron ore shipments. EBITDA in 3Q 2018 was lower as compared to $341 million in 3Q 2017, primarily due to the combined effects of lower market-priced iron ore shipments and lower seaborne iron ore reference prices (-6.2%) offset in part by higher market-priced coal shipments (+13.4%).

Liquidity and Capital Resources

For 3Q 2018, net cash provided by operating activities was $634 million as compared to $1,232 million in 2Q 2018 and $763 million in 3Q 2017. The lower net cash provided by operating activities during 3Q 2018 reflects lower earnings and includes working capital investment of $1,713 million (largely reflecting a seasonal inventory build in Europe and a replenishment of inventory in Ukraine following production losses incurring in the first half of 2018), as compared to a working capital investment of $1,232 million in 2Q 2018. The 9M 2018 working capital investment of $4.8 billion compared to a working capital investment of $3.5 billion in 9M 2017 also largely reflects the price effect of improved market conditions experienced during the first nine months of the year.

Net cash used in investing activities during 3Q 2018 was $601 million as compared to $556 million during 2Q 2018 and $563 million in 3Q 2017. Capital expenditures increased to $781 million in 3Q 2018 as compared to $616 million in 2Q 2018 and higher as compared to $637 million in 3Q 2017. FY 2018 capital expenditure is expected to be $3.7 billion. Cash provided by other investing activities in 3Q 2018 of $180 million primarily includes cash received from Enerfos JV and the second installment of disposal proceeds from ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($44 million). Cash provided by other investing activities in 2Q 2018 of $60 million primarily relates to the release of restricted cash related to the Mandatory Convertible Bond due to contractual renegotiation. Investing activities in 3Q 2017 primarily included the first installment of disposal proceeds from ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($44 million).

Net cash used by financing activities in 3Q 2018 was $597 million as compared to net cash provided by financing activities of $352 million and $514 million in 2Q 2018 and 3Q 2017, respectively. In 3Q 2018, $543 million primarily include payments relating to bond repurchases pursuant to cash tender offers ($0.6 billion). In 2Q 2018, $474 million primarily includes the proceeds from a $1 billion short-term loan facility entered into on May 14, 2018 offset by repayment of a €400 million ($491 million) bond at maturity on April 9, 2018. In 3Q 2017, $587 million primarily included borrowings and commercial paper, offset in part by a $0.5 billion repayment of drawings under the asset-based revolving credit facility at ArcelorMittal USA.

During 3Q 2018, the Company paid dividends of $37 million to minority shareholders in ArcelorMittal Mines Canada. During 2Q 2018, the Company paid dividends of $101 million to ArcelorMittal shareholders. During 3Q 2017, the Company paid dividends of $80 million primarily to minority shareholders in ArcelorMittal Mines Canada and in Bekaert (Brazil).

As of September 30, 2018, the Company’s cash and cash equivalents amounted to $2.5 billion as compared to $3.1 billion at June 30, 2018 and $2.8 billion at December 31, 2017.

Gross debt decreased to $13.0 billion as of September 30, 2018, as compared to $13.6 billion at June 30, 2018 and increased as compared to $12.9 billion in December 31, 2017.

As of September 30, 2018, net debt remained stable at $10.5 billion as compared to June 30, 2018 despite the $1.7 billion investment in working capital. Net debt as of December 31, 2017 was $10.1 billion. Net debt as of September 30, 2018 was $1.5 billion lower as compared to $12.0 billion as of September 30, 2017.

As of September 30, 2018, the Company had liquidity of $8.0 billion, consisting of cash and cash equivalents of $2.5 billion and $5.5 billion of available credit lines10. The $5.5 billion credit facility contains a financial covenant not to exceed 4.25x Net debt / EBITDA (as defined in the facility). As of September 30, 2018, the average debt maturity was 3.9 years.

Key recent developments

•	Further to ArcelorMittal being named the H1 Resolution Applicant (the preferred bidder) on October 19, 2018, Essar Steel India Limited’s (‘ESIL’) Committee of Creditors (‘CoC’) announced on October 26, 2018, that it had approved the Company’s Resolution Plan for ESIL by issuing the Company with a Letter of Intent (‘LOI’) stating that the Company had been identified as the Successful Applicant. The Resolution Plan includes an upfront payment of 42,000 crore Indian rupees (c. $5.7 billion)12 towards ESIL’s resolution debt, with a further 8,000 crore Indian rupees (c. $1.1 billion)12 of capital injection into ESIL to finance capex in support of operational improvement, increased production levels and deliver enhanced levels of profitability. The Company's Resolution Plan details are as follows:

•	The Company’s intention is to increase ESIL’s finished steel shipments to 8.5 million tonnes over the medium-term. This will be achieved by initially completing ongoing capital expenditure projects and infusing expertise and best practice to deliver efficiency gains, and then through the commissioning of additional assets, while simultaneously improving product quality and grades to realise better margins;
•	A long-term aspiration is to increase finished steel shipments to between 12 and 15 million tonnes through the addition of new iron and steelmaking assets, in order that ESIL can play an active role and fully benefit from the anticipated growth in the Indian steel industry.

ESIL is an integrated flat steel producer, and the largest steel company in western India. Its current level of annualised crude steel production is c. 6.5 million tonnes. ESIL also has iron ore pellet facilities in the east of India, with current annual capacity of 14 million tonnes per annum.

In-line with ESIL’s corporate insolvency process, the Company’s Resolution Plan must now be formally accepted by India’s National Company Law Tribunal (‘NCLT’) before completion, which is expected before the end of 2018.

After completion, ArcelorMittal will jointly own and operate ESIL in partnership with Nippon Steel & Sumitomo Metal Corporation (‘NSSMC’), Japan’s largest steel producer and the third largest steel producer in the world, in-line with the joint venture formation agreement signed with NSSMC on 2 March 2018. ArcelorMittal and NSSMC expect to finance the joint venture through a combination of partnership equity (one-third) and debt (two-thirds), and ArcelorMittal anticipates that its investment in the joint venture will be equity accounted.

•	On October 17, 2018, the Company announced that it had approved a payment of 7,469 crore rupees (c. $1 billion, subsequently paid) to the financial creditors of Uttam Galva and KSS Petron to clear overdue debts in order that the offer it submitted for ESIL on April 2, 2018 would be eligible and considered by ESIL’s CoC.

•	On October 12, 2018, ArcelorMittal announced that it had received a binding offer from Liberty House Group for the acquisition of ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia) and ArcelorMittal Piombino (Italy). The four assets are part of a divestment package the Company agreed with the European Commission (‘EC’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A (‘Ilva’). Transaction closing is subject to the completion of the Company’s acquisition of Ilva (now completed), and conditional on EC approval and the conclusion of consultations with local and European Works Councils. Negotiations are ongoing with buyers regarding the sale of the other assets - ArcelorMittal Dudelange in Luxembourg, and several finishing lines in Liege, Belgium - included in the divestment package.

•	On September 6, 2018, ArcelorMittal announced that it had reached a provisonal labour agreement (now ratified) with Ilva’s trade unions. The agreement represented an important milestone in AM Investco Italy S.r.l (AM Investco)’s proposed acquisition of Ilva (now completed). The key terms of the agreement are as follows:

The labour agreement details a solution for every member of Ilva’s existing workforce.

•	ArcelorMittal has committed to initially hire 10,700 workers based on their existing contractual terms of employment.
•	In addition, between 2023 and 2025 ArcelorMittal has committed to hire any workers who remain under Ilva’s extraordinary administration.

Legal completion of the transaction and formal commencement of AM Investco’s lease and purchase agreement for Ilva took place on November 1, 2018.

•	On September 5, 2018, ArcelorMittal announced the expiration and the final results of its tender offers to purchase for cash, for a combined aggregate purchase price (exclusive of accrued Interest) of up to $750,000,000, its outstanding 7.0% notes due 2039 and 6.750% notes due 2041. ArcelorMittal purchased notes in an amount of $622 million in connection with such tender offers ($428 million of the notes due 2039 and $194 million of the notes due 2041).

Regulatory filing

•	On August 3, 2018, ArcelorMittal published its half-year report for the six-month period ended 30 June 2018. The report is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports, and on the electronic database of the Luxembourg Stock Exchange (www.bourse.lu/). The report has also been filed on Form 6-K with the U.S. Securities and Exchange Commission (SEC) and is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > SEC filings.

Outlook and guidance

The following global apparent steel consumption (“ASC”) figures reflect the Company’s 2018 estimates, which remain unchanged from those presented in connection with the half year 2018 results announcement in August 2018.

Market conditions remain favorable; the demand environment remains positive (as evidenced by the continued readings from the ArcelorMittal weighted PMI which signal expansion in demand) and together with the benefits of structural supply side reform is supporting healthy steel spreads.

Based on year-to-date growth and the current economic outlook, ArcelorMittal expects global ASC to grow further in 2018 by between +2.0% to +3.0%. By region: ASC in US is expected to grow +2.0% to +3.0% in 2018, driven by demand in machinery and construction. In Europe, the strength in machinery and construction end markets is expected to support ASC growth of between +2.0% to +3.0% in 2018. In Brazil, 2018 ASC growth is forecast in the range of +5.5% to +6.5%. In the CIS, ASC is expected to grow +2.0% to +3.0% in 2018 reflecting strong consumption, particularly a rebound in auto sales and production in Russia. Overall, World ex-China ASC is expected to grow by approximately +3.0% to +4.0% in 2018. In China, overall demand is expected to grow by between +1.0% to +2.0% in 2018, as real estate demand continues to surprise on the upside and ongoing robust machinery and automotive demand, offset in part by a slowdown in infrastructure.

The Company expects that certain cash needs of the business (excluding working capital investment) will total approximately $5.8 billion in 2018. This includes capital expenditures of $3.7 billion; net interest expenses of $0.6 billion reflecting the ongoing benefits of liability management exercises completed in 2017 and 2018 and certain other cash needs (primarily taxes) to total $1.5 billion (excluding an exceptional item relating to a one-time litigation expense ($0.1 billion) and premium expenses on the early redemption of bonds ($0.1 billion)).

Given the current market conditions the Company now expects a working capital investment of approximately $3.0 billion to $3.5 billion for the full year 2018, implying a significant release in 4Q 2018.

The Company will continue to invest in opportunities that will enhance future returns. By investing in these opportunities with focus and discipline, the cash flow generation potential of the Company is expected to increase. Deleveraging remains a priority given the Company's $6 billion net debt target. The Company has resumed dividends to shareholders in May 2018 and bought-back $0.2 billion of shares in March 2018. The Company is committed to an increase in shareholder returns once the Group’s net debt target of $6 billion is achieved.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Sep 30, 2018	Jun 30, 2018	Dec 31, 2017
ASSETS
Cash and cash equivalents	2,482	3,100	2,786
Trade accounts receivable and other	4,561	4,839	3,863
Inventories	18,380	17,745	17,986
Prepaid expenses and other current assets	2,799	2,802	1,931
Assets held for sale[11]	2,587	2,943	179
Total Current Assets	30,809	31,429	26,745

Goodwill and intangible assets	5,329	5,451	5,737
Property, plant and equipment	34,027	34,290	36,971
Investments in associates and joint ventures	4,863	4,711	5,084
Deferred tax assets	7,487	7,496	7,055
Other assets	3,288	3,587	3,705
Total Assets	85,803	86,964	85,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	4,662	4,556	2,785
Trade accounts payable and other	11,797	12,418	13,428
Accrued expenses and other current liabilities	4,864	4,893	5,147
Liabilities held for sale[11]	722	846	50
Total Current Liabilities	22,045	22,713	21,410

Long-term debt, net of current portion	8,280	8,963	10,143
Deferred tax liabilities	2,483	2,506	2,684
Other long-term liabilities	10,405	10,447	10,205
Total Liabilities	43,213	44,629	44,442

Equity attributable to the equity holders of the parent	40,590	40,320	38,789
Non-controlling interests	2,000	2,015	2,066
Total Equity	42,590	42,335	40,855
Total Liabilities and Shareholders’ Equity	85,803	86,964	85,297

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Sales	18,522	19,998	17,639	57,706	50,969
Depreciation (B)	(653)	(712)	(690)	(2,076)	(2,021)
Impairment (B)	(509)	—	—	(595)	(46)
Exceptional charges (B)	—	—	—	(146)	—
Operating income (A)	1,567	2,361	1,234	5,497	4,200
Operating margin %	8.5%	11.8%	7.0%	9.5%	8.2%

Income from associates, joint ventures and other investments	183	30	117	425	323
Net interest expense	(152)	(159)	(205)	(475)	(635)
Foreign exchange and other net financing (loss)/ gain	(475)	(390)	132	(1,039)	209
Income before taxes and non-controlling interests	1,123	1,842	1,278	4,408	4,097
Current tax expense	(206)	(240)	(116)	(730)	(449)
Deferred tax benefit / (expense)	28	259	45	368	(102)
Income tax (expense) / benefit	(178)	19	(71)	(362)	(551)
Income including non-controlling interests	945	1,861	1,207	4,046	3,546
Non-controlling interests (income) / loss	(46)	4	(2)	(90)	(17)
Net income attributable to equity holders of the parent	899	1,865	1,205	3,956	3,529

Basic earnings per common share ($)[2]	0.89	1.84	1.18	3.89	3.46
Diluted earnings per common share ($)[2]	0.88	1.83	1.18	3.87	3.45

Weighted average common shares outstanding (in millions)[2]	1,014	1,013	1,020	1,016	1,020
Diluted weighted average common shares outstanding (in millions)[2]	1,019	1,018	1,023	1,021	1,023

OTHER INFORMATION
EBITDA (C = A-B)	2,729	3,073	1,924	8,314	6,267
EBITDA Margin %	14.7%	15.4%	10.9%	14.4%	12.3%

Own iron ore production (Mt)	14.5	14.5	14.2	43.5	42.9
Crude steel production (Mt)	23.3	23.2	23.6	69.8	70.4
Steel shipments (Mt)	20.5	21.8	21.7	63.6	64.2

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Sept 30, 2018	Sept 30, 2017
Operating activities:
Income attributable to equity holders of the parent	899	1,865	1,205	3,956	3,529
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests (loss) / income	46	(4)	2	90	17
Depreciation and impairment	1,162	712	690	2,671	2,067
Exceptional charges[4]	—	—	—	146	—
Income from associates, joint ventures and other investments	(183)	(30)	(117)	(425)	(323)
Deferred tax (benefit) / expense	(28)	(259)	(45)	(368)	102
Change in working capital	(1,713)	(1,232)	(801)	(4,814)	(3,530)
Other operating activities (net)	451	180	(171)	770	(184)
Net cash provided by operating activities (A)	634	1,232	763	2,026	1,678
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(781)	(616)	(637)	(2,149)	(1,783)
Other investing activities (net)	180	60	74	316	(116)
Net cash used in investing activities	(601)	(556)	(563)	(1,833)	(1,899)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(543)	474	587	194	604
Dividends paid	(37)	(101)	(80)	(188)	(120)
Share buyback	—	—	—	(226)	—
Other financing activities (net)	(17)	(21)	7	(58)	(48)
Net cash (used in) / provided by financing activities	(597)	352	514	(278)	436
Net (decrease) / increase in cash and cash equivalents	(564)	1,028	714	(85)	215
Cash and cash equivalents transferred (to)/from assets held for sale	—	(23)	—	(23)	13
Effect of exchange rate changes on cash	(56)	(104)	9	(143)	42
Change in cash and cash equivalents	(620)	901	723	(251)	270

Free cash flow (C=A+B)	(147)	616	126	(123)	(105)

Appendix 1: Product shipments by region

(000'kt)	3Q 18	2Q 18	3Q 17	9M 18	9M 17
Flat	4,885	5,011	4,820	14,707	14,512
Long	774	969	984	2,664	2,658
NAFTA	5,512	5,803	5,655	16,874	16,684
Flat	1,695	1,494	1,766	4,589	4,812
Long	1,415	1,345	1,181	3,855	2,992
Brazil	3,097	2,831	2,940	8,411	7,788
Flat	6,855	7,553	7,098	22,112	21,957
Long	2,798	2,942	2,954	8,701	8,673
Europe	9,709	10,516	10,116	30,922	30,790
CIS	1,879	1,861	2,297	5,606	6,628
Africa	1,102	1,199	1,065	3,468	3,212
ACIS	2,986	3,057	3,362	9,072	9,840

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	3Q 18	2Q 18	3Q 17	9M 18	9M 17
NAFTA	155	110	95	425	282
Brazil	59	36	79	142	191
Europe	298	226	213	837	713
ACIS	141	117	114	375	262
Mining	116	119	132	342	316
Total	781	616	637	2,149	1,783

Note: “Others and eliminations” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarter

Segment	Site / unit	Project	Capacity / details	Actual completion
Europe	ArcelorMittal Differdange (Luxembourg)	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	2Q 2018
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2Q 2018

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecasted completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	2018(a)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables.	2020(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2021(d)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(e)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(f)
a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steel shop

(completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in the second quarter of 2020. The Company expects capital expenditures of approximately $350 million with respect to this programme in 2018.

c)	Investment in ArcelorMittal Dofasco (Canada) to modernise the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2020.

d)	In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanised capacity to serve the growing domestic market. The three-year investment programme to increase rolling capacity with construction of a new CAL and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

e)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery.

f)	ArcelorMittal Liberia has moved ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, lower impurity DSO Gangra deposit with planned production of 5Mt in 2018. The Gangra mine, haul road and related existing plant and equipment upgrades have now been completed. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The originally planned phase 2 project of 15Mtpa of concentrate sinter fine ore product was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the ensuing period since.

Now that mining at the Gangra deposit has commenced, ArcelorMittal Liberia has launched a feasibility study to identify the optimal concentration solution in a phased approach for utilising the significant lower grade resources at Tokadeh. The results of the feasibility study are expected at the end of 2018.

ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and subsequent shift to a high grade, long-term sinter feed concentration phase.

Appendix 3: Debt repayment schedule as of September 30, 2018

(USD billion)	2018	2019	2020	2021	2022	≥2023	Total
Bonds	—	0.9	1.9	1.3	1.5	2.2	7.8
Commercial paper	1.0	0.5	—	—	—	—	1.5
Other loans	1.6	0.8	0.2	0.4	0.2	0.5	3.7
Total gross debt	2.6	2.2	2.1	1.7	1.7	2.7	13.0

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Sep 30, 2018	Jun 30, 2018	Dec 31, 2017
Gross debt	12,942	13,519	12,928
Gross debt held as part of the liabilities held for sale	79	82	—
Gross debt (including those held as part of the liabilities held for sale)	13,021	13,601	12,928
Less:
Cash and cash equivalents	(2,482)	(3,100)	(2,786)
Cash and cash equivalents held as part of the assets held for sale	(23)	(23)	—
Net debt (including those held as part of the assets and the liabilities held for sale)	10,516	10,478	10,142

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/ (charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short-term debt.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale).

Net debt/EBITDA: refers to Net debt divided by last twelve months EBITDA calculation.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income/(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production (excludes strategic long-term contracts).

PMI: refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as Group EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital change (working capital investment / release): trade accounts receivable plus inventories less trade and other accounts payable.

YoY: refers to year-on-year.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. The Company’s guidance as to its working capital investment (or the change in working capital included in net cash provided by operating activities) for the full year 2018 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents free cash flow, which is a non-GAAP financial measure defined in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. Non-GAAP financial measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.
2.	At the Extraordinary General Meeting held on May 10, 2017, the shareholders approved a share consolidation based on a ratio 1:3, whereby every three shares were consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share).
3.	On April 20, 2018, following the approval by the Brazilian antitrust authority - CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense were sold to the company Aço Verde do Brasil as part of CADE's conditional approval.
4.	In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations as concerns the ArcelorMittal entities that has been under investigation. The payment was made in August 2018.
5.	On August 7, 2017, ArcelorMittal USA and Cliffs Natural Resources (“Cliffs”) agreed that Cliffs would acquire ArcelorMittal USA’s 21% ownership interest in the Empire Iron Mining Partnership for $133 million plus assumptions of all partnership liabilities. The payment of $133 million will be made in 3 equal installments with the first payment of $44 million received in August 2017, the second payment received in August 2018 and the final payments to be received in 2019.
6.	On January 27, 2017 China Oriental completed a share placement to restore the minimum 25% free float as per HKEx listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million.
7.	On August 25, 2017, following a sales agreement signed on October 21, 2016, ArcelorMittal completed the sale of its 50% shareholding in Kalagadi Manganese (Proprietary) Limited to Kgalagadi Alloys (Proprietary) Limited for consideration to be paid during the life of the mine, which is contingent on the financial performance of the mine and cash flow availability. The investment classified as held for sale as of December 31, 2016 had a nil carrying amount as it was fully impaired in 2015 but the Company recycled upon disposal accumulated foreign exchange translation losses of $187 million in income from associates, joint ventures and other investments.
8.	Following the May 16, 2018 approval of the Extraordinary General Meeting to convert the share capital of the ArcelorMittal parent company from Euro to US dollar, the Euro denominated tax losses and the related deferred tax asset (DTA) held by the ArcelorMittal parent company were translated into US dollars. The Company designated its euro denominated debt as a hedge of certain euro denominated net investments in foreign operations. Following this change, periodic revaluations of such external euro-denominated debt are recorded in other comprehensive income rather than the statement of operations. The conversion of the euro denominated DTA was effective as of January 1, 2018, whilst the impacts on euro denominated debt has been applied prospectively from April 1, 2018. As a result, the Company’s statement of operations no longer has foreign exchange exposure to euro denominated debt and DTA.
9.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
10.	On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). The agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of September 30, 2018, the $5.5 billion revolving credit facility was fully available.
11.	Assets and liabilities held for sale, as of September 30, 2018 and June 30, 2018, include the Ilva remedy package assets (as previously disclosed in the 2Q 2018 earnings release), Macsteel investment (South Africa) and carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of December 31, 2017, include the carrying value of Steelton and Frydek Mistek assets in Czech Republic (which was sold in 1Q 2018).
12.	Converted with the rate of 73.2 Indian rupees / $1

Third quarter 2018 earnings analyst conference call

ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to discuss the third quarter period ended September 30, 2018 on: Thursday November 1, 2018 at 10.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	72199342#
US local:	1 86 6719 2729	+1 24 0645 0345	72199342#
US (New York):	1 86 6719 2729	+ 1 646 663 7901	72199342#
France:	0800 914780	+33 1 7071 2916	72199342#
Germany:	0800 965 6288	+49 692 7134 0801	72199342#
Spain:	90 099 4930	+34 911 143436	72199342#
Luxembourg:	800 26908	+352 27 86 05 07	72199342#
A replay of the conference call will be available for one week by dialing: +49 (0) 1805 2047 088; Access code 522468#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.